Rhino Resource Partners, L.P.
265 Hambley Boulevard
Pikeville, Kentucky 41501
(606) 432-3900

VIA EDGAR TRANSMISSION

November 9, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Application for Withdrawal of Rhino Resource Partners, L.P.’s Registration Statement on
Form S-1 (File No. 333-133348)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, Rhino GP LLC, the general partner (the “General Partner”) of Rhino Resource Partners, L.P. (the “Partnership”) hereby applies for withdrawal of the Partnership’s registration statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on April 18, 2006 (File No. 333-133348), as amended by Amendment No. 1 filed with the Commission on June 8, 2006 (as amended, the “Registration Statement”).

The Partnership has determined not to pursue the initial public offering at this time.  The Registration Statement was not declared effective by the Commission.  No sales of the Partnership’s securities have been completed pursuant to the Registration Statement.

If you have any questions, please contact Charles E. Carpenter of Vinson & Elkins L.L.P. at (212) 237-0219.

Sincerely,

Rhino Resource Partners, L.P.

By:	Rhino GP LLC,
its general partner

	By:	/s/ ARTHUR AMRON
Arthur Amron
Vice President and Assistant Secretary